EXHIBIT 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the announcement.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 1135

CONNECTED TRANSACTION

SHARE PURCHASE AGREEMENT RELATING TO EQUITY INTEREST IN SPEEDCAST HOLDINGS LIMITED

The Company announces that on 25 October 2007, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the Agreement to purchase from the Vendor its entire shareholding of 27.99% in SpeedCast, a non wholly-owned subsidiary of the Company, at a consideration of approximately US$3.36 million (approximately HK$26.19 million) in cash, which is to be funded by the internal resources of the Group.

Upon Completion, the shareholding of AsiaSat in SpeedCast will increase from 72.01% to 100%, and SpeedCast will become a wholly-owned subsidiary of the Company.

As the Vendor is a substantial shareholder of SpeedCast, the transaction contemplated under the Agreement constitutes a connected transaction for the Company pursuant to Chapter 14A of the Listing Rules (i.e. the “Connected Transaction”). As one of the applicable percentage ratios of the Connected Transaction exceeds 2.5% and the total consideration involved is over HK$10,000,000, the Connected Transaction is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee comprising the independent non-executive Directors has been appointed to consider the terms of the Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Agreement.

As no shareholder of the Company is required to abstain from voting on the Connected Transaction, Bowenvale Limited, the Company's controlling shareholder holding approximately 68.9% of the issued share capital of the Company as at the date of this announcement, intends to approve the Connected Transaction by written shareholders' approval in accordance with Rule 14A.43 of the Listing Rules if the Independent Board Committee considers the terms of the Connected Transaction fair and reasonable so far as the Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole. The Company has informed the Stock Exchange of its intention to make an application for a waiver of the requirement to hold a shareholders’ meeting in accordance with Rule 14A.43 of the Listing Rules on the basis of a written approval from Bowenvale.

A circular containing, among other things, details of the Connected Transaction, the letter from the Independent Board Committee and the letter of advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Connected Transaction will be despatched to the Shareholders as soon as reasonably practicable and in compliance with the Listing Rules.

INTRODUCTION

The Company announces that on 25 October 2007, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the Agreement to purchase from the Vendor its entire shareholding of 27.99% in SpeedCast, a non wholly-owned subsidiary of the Company, at a consideration of approximately US$3.36 million (approximately HK$26.19 million) in cash.

AGREEMENT

Date

25 October 2007

Parties

Vendor:	TVG Phoenixnet Investment Limited, a shareholder of 27.99% of the issued share capital of SpeedCast and a connected person of the Company pursuant to Chapter 14A of the Listing Rules.
Purchaser:	AsiaSat, an indirectly wholly-owned subsidiary of the Company.

Subject matter

Pursuant to the Agreement, AsiaSat agreed to acquire, and the Vendor agreed to sell, shares constituting 27.99% of the issued share capital of SpeedCast. Upon Completion, the shareholding of AsiaSat in SpeedCast will increase from 72.01% to 100%, and SpeedCast will become a wholly-owned subsidiary of the Company.

Consideration

The total consideration for the Connected Transaction is approximately US$3.36 million (approximately HK$26.19 million) payable in cash upon Completion, which is to be funded by the internal resources of the Group. Such consideration was negotiated on an arm’s-length basis having regard to the enterprise value of the revenue, assets, profits and the business prospects of SpeedCast.

Conditions

The Completion is conditional upon the approval of the Connected Transaction by the Independent Shareholders, or where permitted under the Listing Rules, by a written approval from Bowenvale, the controlling shareholder of the Company.

Completion

Completion shall take place by ten Business Days after all the Conditions being satisfied.

The following simplified corporate charts illustrate the respective shareholdings of the Company before and immediately after Completion:

Before Completion

Immediately after Completion

INFORMATION ON SPEEDCAST

SpeedCast is an investment holding company which directly owns the entire issued share capital of SpeedCast Limited, a company that provides two way backbone and broadband solutions to a diversified market portfolio in a number of countries. AsiaSat made its initial investment in SpeedCast in April 2000 and gradually increased its shareholding in SpeedCast to 47.36% in April 2004. The shareholding of AsiaSat in SpeedCast was further increased to 72.01% upon the completion of the Discloseable Transaction on 31 August 2007.

The unaudited book value of the total assets and net assets of SpeedCast as at 31 August 2007 were approximately HK$44 million and HK$11 million respectively, whereas the net profits before and after taxation and extraordinary items attributable to the assets of SpeedCast were approximately HK$0.4 million and HK$0.4 million respectively for the financial year 2005, and HK$5.2 million and HK$5.2 million respectively for the financial year 2006. The financial statements of SpeedCast for the aforesaid financial years have been prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

INFORMATION ON THE VENDOR

The Company understood from the Vendor that it is an investment holding company incorporated in the British Virgin Islands and its entire issued share capacity is owned by TVG Asian Communications Fund II, L.P. As SpeedCast is a non wholly-owned subsidiary of the Company, the Vendor is a connected person of the Company pursuant to Chapter 14A of the Listing Rules by virtue of its substantial shareholding in SpeedCast with a power to control the exercise of over 10% of voting in SpeedCast. The Vendor also confirmed to the Company that neither the Vendor nor its associates have shareholding interest in the Company.

INFORMATION ON THE GROUP

The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets.

REASONS FOR AND BENEFITS OF THE CONNECTED TRANSACTION

The conducting of the Connected Transaction is the step towards finalising the strategic goal of the Company in simplifying the shareholding structure of SpeedCast to allow more flexible funding in SpeedCast Limited to support its further expansion.

The Directors (excluding the independent non-executive Directors whose views will be set out in the circular to be despatched to the Shareholders together with the advice of the independent financial adviser) consider that the terms of the Connected Transaction to be on normal commercial terms and in the ordinary and usual course of business of the Company.

INFORMATION TO SHAREHOLDERS

As the Vendor is a substantial shareholder of SpeedCast, the transaction contemplated under the Agreement constitutes a connected transaction for the Company pursuant to Chapter 14A of the Listing Rules (i.e. the “Connected Transaction”). As one of the applicable percentage ratios of the Connected Transaction exceeds 2.5% and the total consideration involved is over HK$10,000,000, the Connected Transaction is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee comprising the independent non-executive Directors has been appointed to consider the terms of the Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Agreement.

As no shareholder of the Company is required to abstain from voting on the Connected Transaction, Bowenvale Limited, the Company's controlling shareholder holding approximately 68.9% of the issued share capital of the Company as at the date of this announcement, intends to approve the Connected Transaction by written shareholders' approval in accordance with Rule 14A.43 of the Listing Rules if the Independent Board Committee consider the terms of the Connected Transaction fair and reasonable so far as the Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole. The Company has informed the Stock Exchange of its intention to make an application for a waiver of the requirement to hold a shareholders’ meeting in accordance with Rule 14A.43 of the Listing Rules on the basis of a written approval from Bowenvale.

A circular containing, among other things, details of the Connected Transaction, the letter from the Independent Board Committee and the letter of advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Connected Transaction will be despatched to the Shareholders as soon as reasonably practicable and in compliance with the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Agreement”	the sale and purchase agreement entered into between the Vendor and AsiaSat on 25 October 2007 for the purchase by AsiaSat of the Vendor’s entire shareholding of 27.99% in SpeedCast;
“AsiaSat”

Asia Satellite Telecommunications Company Limited, an indirectly wholly-owned subsidiary of the Company incorporated under the laws of Hong Kong, the principal business of which is the provision of satellite services to broadcasting and telecommunications markets;

“Business Day”	a day on which the banks in Hong Kong are generally open for business (excluding Saturday);

“Company”

Asia Satellite Telecommunications Holdings Limited, an investment holding company incorporated under the laws of Bermuda, which indirectly owns the entire issued share capital of AsiaSat. The shares of the Company are listed on the main board of the Stock Exchange;

“Completion”	the completion of the Agreement;
“Conditions”	the conditions precedent upon which the Completion is subject to;
“Connected Transaction”	the sale and purchase of 27.99% equity interest in SpeedCast as stipulated in the Agreement;
“Directors”	the directors of the Company;
“Discloseable Transaction”	the discloseable transaction in which AsiaSat acquired an aggregate of 24.65% equity interest in SpeedCast from two Independent Third Parties, as announced by the Company on 12 September 2007;
"Group"	the Company and its subsidiaries from time to time;
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;
“Independent Board Committee”

a board committee, comprising the independent non-executive Directors who are not interested in the transactions contemplated under the Agreement, established to advise the Independent Shareholders in respect of the terms of the Agreement;

“Independent Shareholders”	the independent shareholders of the Company to the Connected Transaction, i.e. the Shareholders;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
“Shareholders”	the shareholders of the Company;
“SpeedCast Limited”

SpeedCast Limited, a wholly-owned subsidiary of SpeedCast incorporated under the laws of Hong Kong, the principal business of which is the provision of two way backbone and broadband solutions to a diversified market portfolio in a number of countries;

“SpeedCast”	SpeedCast Holdings Limited, an investment holding company incorporated in the Cayman Islands with limited liability, which owns the entire issued share capital of SpeedCast Limited;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“US$”	United States dollars, the lawful currency of the United States of America;
“Vendor”	TVG Phoenixnet Investment Limited; and
“%”	per cent.

The conversions of US dollars into HK dollars are for convenience only and have been made at a rate of US$1.00 to HK$7.80. Such conversions should not be construed as representations that the US dollar amounts could be converted into HK dollars at that or any other rate.

By order of the Board

Sue Yeung

Company Secretary

Hong Kong, 25 October 2007

As at the date of this announcement, the Board comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directorsare Mr. MI Zeng Xin (Chairman), Mr. Ronald J. HERMAN, Jr. (Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN, Ms. Nancy KU, Mr. DING Yu Cheng, Mr. KO Fai Wong and Mr. JU Wei Min. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.